1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ______.)

TSMC December 2010 Sales Report
Hsinchu, Taiwan, R.O.C. — January 10, 2011 — TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for December 2010: On an unconsolidated basis, net sales were approximately NT$33.75 billion, a decrease of 5.5 percent over November 2010 and an increase of 10.8 percent over December 2009. Full-year sales for 2010 totaled NT$406.96 billion, an increase of 42.4 percent compared to 2009.
On a consolidated basis, net sales for December 2010 were approximately NT$ 34.87 billion, a decrease of 5.4 percent over November 2010 and an increase of 10.5 percent over December 2009. Full-year sales for 2010 totaled NT$419.54 billion, an increase of 41.9 percent compared to 2009.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
December	33,751	30,466	10.8
January through December	406,963	285,743	42.4

*	Year 2010 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2010*	2009	Increase (Decrease)%
December	34,869	31,554	10.5
January through December	419,538	295,742	41.9

*	Year 2010 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Lora Ho	Elizabeth Sun	Michael Kramer	Ophelia Chang
Senior VP & CFO	Director	Principal Specialist	Specialist
Tel: 886-3-566-4602	Corporate Communication Division	PR Department	PR Department
	Tel: 886-3-568-2085	Tel: 886-3-563-6688	Tel: 886-3-563-6688
	Mobile: 886-988-937999	Ext. 7126216	Ext. 7125786
	E-Mail: elizabeth_sun@tsmc.com	Mobile: 886-988-931352	Mobile: 886-988-930039
		E-Mail: pdkramer@tsmc.com	E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
January 10, 2011
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties.
3) endorsements and guarantees, and 4) financial derivative transactions for the period of Dec. 2010.
1)	Sales volume (in NT$ thousand)

Period	Items	2010	2009
Dec.	Net sales	33,751,175	30,466,359
Jan.-Dec.	Net sales	406,963,311	285,742,868
2)	Funds lent to other parties (in NT$ thousand)

	Limit of Lending	Dec.	Bal. as of period end
TSMC	107,304,726	—	—
TSMC’s subsidiaries	33,565,775	1,518,400	3,644,160
3)	Endorsements and guarantees: None

4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—			—	—		—	—
Premium Income (Expense)		—			—	—		—	—
Outstanding Contracts	Notional Amount	—	814,882	0	—	—	—	—	—
	Mark to Market Profit/Loss	—	(8,018)	0	—	—		—	—
	Unrealized Profit/Loss	—	(8,018)	(181,743)	—	—		—	—
Expired Contracts	Notional Amount	—	76,443,895	226,251,183	—	—	—	—	—
	Realized Profit/Loss	—	257,166	245,272	—	—		—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

					Single Option		Combined Option
		Futures	Forward	Swap	Sell	Buy	Sell	Buy	Others
Margin Payment		—	—	—	—	—		—	—
Premium Income (Expense)		—	—	—	—	—		—	—
Outstanding Contracts	Notional Amount	—	2,563,227	—	—	—	—	—	—
	Mark to Market Profit/Loss	—	(12,537)	—	—	—		—	—
	Unrealized Profit/Loss	—	(11,336)	—	—	—		—	—
Expired Contracts	Notional Amount	—	4,942,436	—	—	—	—	—	—
	Realized Profit/Loss	—	(3,858)	—	—	—		—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 10, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer